U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                             SEC FILE NUMBER 0-23607


(Check One):

[X] Form 10-K   [ ] Form 20-F    [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

  For Period Ended: DECEMBER 31, 1998

  [ ]  Transition Report on Form 10-K      [ ]  Transition Report on Form 10-Q

  [ ]  Transition Report on Form 20-F      [ ]  Transition Report on Form N-SAR

  [ ]  Transition Report on Form 11-K

  For the Transition Period Ended:


           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

           If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                                     PART I
                             REGISTRANT INFORMATION

    Full Name of Registrant: HENLEY HEALTHCARE, INC. (THE "COMPANY")

    Former Name if Applicable:

                            120 INDUSTRIAL BOULEVARD
            Address of Principal Executive Office (Street and Number)

                          SUGAR LAND, TEXAS 77478-3128
                            City, State and Zip Code

                                     PART II
                            RULES 12B-25 (B) AND (C)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [X]

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

    State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).


The completion of our financial statements and other disclosures have been delayed pending resolution of certain matters. The Company experienced significant growth during 1998 including an acquisition of a foreign subsidiary with sales in over 100 countries. The Company needs additional time to ensure the completeness and accuracy of all required disclosures.


                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

                DAN D. SUDDUTH        281             276-7000
                   (Name)         (Area Code)    (Telephone Number)

    (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                               [X]  Yes      [ ]  No


    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                [X]  Yes      [ ]  No


    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    EXPLANATION. For the fiscal year ended December 31, 1997, the Company recognized approximately $17,585,000 in net sales from continuing operations and incurred approximately $2,124,000 in net losses. It is estimated that the Company will recognize approximately $41,932,000 in net sales from continuing operations for the fiscal year ended December 31, 1998, and will incur approximately $5,700,000 to $5,900,000 in net losses for the period.

    The Company experienced significant growth in fiscal 1998 over 1997 due primarily to material acquisitions of a product line in September 1997 and a business in May 1998 that more than doubled the size of the Company. The increase in sales is a direct result of the addition of the acquired operations. The estimated increase in the net loss over the prior period is due, in part, to: (i) initial costs of approximately $1.1 million related to integrating the manufacturing of the acquired product line into existing Company facilities;
(ii) a non-cash charge of $0.8 million to write down inventory to its net realizable value; and (iii) the incremental cost, approximately $0.5 million, of pursuing and obtaining ISO 9002 approval. Additionally, the Company sold the operations of one of its divisions during 1998. The net loss for 1997 and 1998 include $1.5 million and $1.6 million, respectively, of losses incurred from the operations and ultimate sale of the division.

    The Company's existing banking facility expires May 3, 1999. Our independent certified public accountants have informed us that their auditor's report will include a reference that substantial doubt exists as to the Company's ability to continue as a going concern if an adequate agreement with a new financing source is not closed prior to the filing of our Form 10-KSB for the year ended December 31, 1998. The Company is currently in negotiations to replace the banking facility with a new financing source.

                             HENLEY HEALTHCARE, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 1999                  /s/ DAN D. SUDDUTH
                                           Dan D. Sudduth,
                                     EXECUTIVE VICE PRESIDENT AND
                                        CHIEF FINANCIAL OFFICER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

    Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).